

Agnes Martin (1912–2004)

Untitled #12 (1988)

Agnes Martin was a pioneer of Minimalism and highly influential in her meditative approach to geometric abstraction.

INVESTMENT THESIS

Price Appreciation of Similar Works

14.3%

Appraised Value

N/A

Initial Offering

$4,662,000

Similar Sales



$5.7m
$4.3m
$2.9m
$1.4m
$0.0
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Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant +38 years
2020 Auction Sales	moderate $12,090,051
Repeat Sales	view

0% Progress

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DEAL SHEET

WHY WE LIKE THIS PAINTING

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- As a pioneer of Minimalism, Agnes Martin is considered one of the most important American painters of the 20th century.
- *Untitled #12* is executed in Martin's identifiable muted palette with horizontal graphite lines in her signature 72 × 72 in. square format, making it a highly desirable example for collectors.
- Similar works from the period have sold for over $5 million, including: *Untitled #7* (1984) which sold for $5,712,500 on May 16, 2018, and *Mountain Flowers I* (1985) which sold for $5,218,650 on June 29, 2020.
- Masterworks was offered several paintings on the private sale market that had asking prices of between $6-9 million. We are offering *Untitled #12* for $4,662,000.
- Martin is represented by PACE Galleries – one of the top 3 galleries globally – which could bring further momentum to her market.
- Although there are no guarantees, similar works have appreciated at 14.3% per year historically. Additionally, recent collecting trends have resulted in accelerated growth of important female artist markets.
- Before her passing, Agnes Martin was granted two of the highest rewards for a living artist: The Golden Lion of the Venice Biennale and the National Medal of Arts.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$12,090,051	47

AGNES MARTIN

b. 1912 Canada–d. 2004 New Mexico

THE PAINTING

Untitled #12, 1988

Acrylic and graphite on canvas
72 × 72 in. (182.9 × 182.9 cm.)

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

14.3%

INITIAL OFFERING

$4,662,000

Offering Circular: sec.gov/edgar

Agnes Martin (1912–2004) was a pioneer of Minimalism and highly influential in her meditative approach to geometric abstraction.

Agnes Martin's paintings of the late 1980s relate to a body of work Martin began in 1977 and concluded in 1992, when the artist lived in Galisteo, New Mexico and traveled widely. These works feature reduced iterations of her gridded aesthetic, depicted as parallel bands of applied paint and graphite lines, usually presented in a grey palette and always on a six-foot square canvas. The meditative spirituality, deceptive simplicity and ethereal qualities most associated with the artist's signature works rely, in part, on a pale or neutral palette and hand-drawn pencil lines, like that of the Painting.

The Painting features cloud grey horizontal bands that are meticulously divided by hand-drawn graphite lines, while four white horizontal bands create rhythmic breaks in the composition. A great number of Martin's best works are symmetric both across the vertical and horizontal axis, which is an important characteristic of the Painting; three wider grey bands in the center are divided evenly by 6 lines, and at the top and bottom, two narrower bands half the height are subdivided by three graphite lines. Other works created in this period of Agnes Martin's career vary in their color palette, thickness and complexity, while most feature a reduced intricacy as compared to her generative works of the 1960s. The paintings of the late 1980s and early 1990s were the last created by the artist in her signature 72 inch by 72 inch format; from 1993 onwards, Martin transitioned to the smaller scale of 60 inch by 60 inch canvases for the rest of her career. As of June 4, 2021, *Untitled #7* (1984), which sold for $5,712,500 on May 16, 2018, is the most expensive painting to sell at auction that was created between 1984 and 1992, followed closely by *Mountain Flowers I* (1985), which sold for $5,218,650 on June 29, 2020. The Painting features similar characteristics to these two works in its technical application of horizontal graphite lines and pale neutral palette. The year, size, technical handling, and pale palette of the Painting, make the work a highly desirable example by the artist.

As of June 4, 2021, *Untitled #7* (1984), which sold for $5,712,500 on May 16, 2018, is the most expensive painting to sell at auction that was created between 1984 and 1992, followed closely by *Mountain Flowers I* (1985), which sold for $5,218,650 on June 29, 2020.

AUCTION RESULTS FOR SIMILAR WORKS[2]


$6M
$4.5M
$3M
$1.5M
1992
1994
1996
1998
2001
2003
2005
2007
2009
2011
2014
2016
2018
2020



Agnes Martin was born in the rural Canadian town of Macklin, Saskatchewan and spent the majority of her childhood in Vancouver, British Columbia. Around 1932, the artist relocated to Bellingham, Washington to be with her sister, and in 1934, attended a teacher training program at the Western Washington College of Education. Martin remained a resident of the United States for the rest of her life and received her American citizenship in 1950. The artist enrolled in the Teachers College at Columbia University in New York City in 1941, however, it wasn't until her graduate studies five years later at the University of New Mexico that she created her earliest paintings. In 1951, Martin returned to Columbia for her Masters of Arts degree, which she completed the following year. It was during this time that Martin met the influential art dealer Betty Parsons, who later assisted the artist's relocation to New York City from Taos in 1957. Martin's first solo exhibition with Parsons took place in 1958 at Section 11, the gallery's annex. Located on Coenties' Slip, Agnes Martin's studio neighbored a number of notable avant garde artists, including Jasper Johns, Robert Rauschenberg, and Ellsworth Kelly, who was also represented by the Betty Parsons Gallery. After a solo exhibition at Betty Parsons Gallery in 1961, Martin began to exhibit with Robert Elkon Gallery in New York City and Nicholas Wilder Gallery in Los Angeles throughout the 1960s and early 1970s.

The 1960s were both formative and challenging for the artist, who was diagnosed with schizophrenia in 1962, which led, in part, to a significant break in her work from 1967 to 1973. By 1967, Martin's painting had evolved into her recognizable precisely crafted aesthetic: a gridded structure composed in a square format with hand-drawn pencil lines applied to the surface of a painted canvas. Though Martin found inspiration in the works of the prior generation of American Abstract Expressionists, her work has become associated with the Minimalist movement of the 1960s for its repetitive and reductive formal qualities. These works were celebrated for their meditative nature and technical mastery, and received institutional recognition during the 1960s; Martin's work was included in group shows at the Whitney Museum of American Art, the Solomon R. Guggenheim Museum and the Museum of Modern Art in New York City, among others. The artist was granted her first major survey at the Institute of Contemporary Art in Philadelphia in 1973, and from 1975 until her death in 2004, Martin was represented by the renowned Pace Gallery in New York City, while she lived and worked in New Mexico. Pace Gallery has continued to be actively involved with the artist's estate and mounted a significant exhibition of her work in 2021. Late in her career, Martin was featured in significant solo exhibitions at leading international institutions such as the Stedelijk Museum in Amsterdam, the Hayward Gallery in London, and the Musée d'Art Moderne de la Ville in Paris, among others. Martin's contributions to Contemporary art were also recognized with two of the most prestigious awards for living artists: in 1997, Martin received the Golden Lion at the 47th Venice Biennale, and in 1998, the National Medal of the Arts was presented to Martin by the Clinton Administration. As of June 4, 2021, the artist's auction records are led by *Orange Grove* (1965), which sold for $10,693,000 on May 10, 2016, followed by *Untitled #13* (1980), which sold for $8,112,500 on May 18, 2017, and *Untitled #6* (1983), which sold for $6,743,500 on November 15, 2016.

The artist's auction records are led by *Orange Grove* (1965), which sold for $10,693,000 on May 10, 2016, followed by *Untitled #13* (1980), which sold for $8,112,500 on May 18, 2017, and *Untitled #6* (1983), which sold for $6,743,500 on November 15, 2016.



Signed and dated: *A. Martn* [sic] *1988* on the reverse.



The year, size, technical handling, and pale palette of the Painting, make the work a highly desirable example by the artist.

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Agnes Martin with the following criteria: paintings created between 1984 and 1992 that are generally 72 inches by 72 inches and feature the artist's use of graphite and a light-colored palette. The comparative set includes only sales of paintings where the presence of graphite could be discerned or was implied as most probable. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 14.3% CAGR implied from selected sales occurring from May 3, 1993 to June 29, 2020.